November 14, 2016

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Ms. Irene Barberena-Meissner

Re:	Par Pacific Holdings, Inc.
Registration Statement on Form S-3
Filed September 2, 2016
File No. 333-213471

Dear Ladies and Gentlemen:

This letter is in response to your letter dated September 21, 2016, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Initial Registration Statement”). For your convenience, the response is preceded by the Staff’s comment. The Company is also sending to the Staff, by Federal Express, copies of the amended Registration Statement, as filed today with the Commission (the “Amended Registration Statement” and, together with the Initial Registration Statement, the “Registration Statement”), marked to show changes from the Initial Registration Statement.

Selling Security Holders, page 13

1.	It appears that you have entered into financing arrangements with certain affiliates of Highbridge Capital Management, LLC and you have previously paid fees to these entities. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Highbridge Capital Management, LLC, the entity identified as the trading manager of two of the selling shareholders, or explain to us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

U.S. Securities and Exchange Commission

November 14, 2016

Response. In response to the Staff’s comment, the Company has revised the disclosure to the footnotes to the selling security holders table in the Amended Registration Statement.

Exhibits Index

2.	Please revise to file or incorporate by reference the indenture related to the 5% convertible notes.

Response. In response to the Staff’s comment, the Company has revised the exhibit index to the Amended Registration Statement to incorporate by reference the indenture governing the 5% convertible notes.

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn

Senior Vice President and General Counsel